PIMCO High Income Fund

(the “Fund”)

Supplement dated September 26, 2023 to the Fund’s Prospectus, Prospectus Supplement, and Statement of Additional Information (“SAI”), each dated May 31, 2022, as supplemented from time to time

As of October 2, 2023, Giang Bui will serve as co-Portfolio Manager of the Fund, sharing responsibilities with current Portfolio Managers Alfred T. Murata and Mohit Mittal. Accordingly, effective October 2, 2023, the following changes are made to the Fund’s Prospectus, Prospectus Supplement and SAI:

(1)

The third sentence of the first paragraph in the “Investment Manager” section in the Fund’s Prospectus Supplement and the third sentence of the first paragraph in the “Investment Manager” section in the Fund’s Prospectus is deleted and replaced with the following:

Alfred T. Murata, Mohit Mittal and Giang Bui are jointly and primarily responsible for the day-to-day management of the Fund.

(2)	The disclosure concerning the Fund’s portfolio managers in the table in the “Management of the Fund—Investment Manager” section of the Prospectus is deleted and replaced with the following:

Portfolio Manager	Since	Recent Professional Experience
Alfred T. Murata	2014

Mr. Murata is a managing director and portfolio manager in the Newport Beach office, managing income-oriented, multisector credit, opportunistic and securitized strategies. Morningstar named him Fixed- Income Fund Manager of the Year (U.S.) for 2013. Prior to joining PIMCO in 2001, he researched and implemented exotic equity and interest rate derivatives at Nikko Financial Technologies. He has 21 years of investment experience and holds a Ph.D. in engineering-economic systems and operations research from Stanford University. He also earned a J.D. from Stanford Law School and is a member of the State Bar of California.

Mohit Mittal	2014

Mr. Mittal is a managing director and portfolio manager in the Newport Beach office, and a senior member of the liability driven investment and credit portfolio management teams. He manages multi-sector portfolios with added specialization in long credit, investment grade credit, and unconstrained bond portfolios. In addition, he is the head of U.S. investment grade trading desk. Previously, he was a specialist on PIMCO’s interest rates and derivatives desk. Mr. Mittal joined the firm in 2007 and holds an MBA in finance from the Wharton School of the University of Pennsylvania and an undergraduate degree in computer science from Indian Institute of Technology (IIT) in Delhi, India.

Giang Bui	2023

Ms. Bui is an executive vice president in the Newport Beach office and a portfolio manager and trader of securitized debt instruments, focusing on collateralized loan obligations (CLOs), asset-backed collateralized debt obligations, and off-the-run sectors within structured products. Ms. Bui joined PIMCO in 2000 and was previously a member of the bank loan portfolio management team, responsible for bank loan investments and the management of PIMCO-issued CLOs. She has 24 years of investment experience and holds an MBA from the Anderson School of Management at the University of California, Los Angeles and an undergraduate degree from the University of California, San Diego.

(3)	Disclosure concerning the Fund’s portfolio managers in the “Investment Manager—Portfolio Managers—Other Accounts Managed” section of the SAI is deleted and replaced with the following:

The portfolio managers who are jointly and primarily responsible for the day-to-day management of the Fund also manage other registered investment companies, other pooled investment vehicles and other accounts, as indicated in the table below. The following table identifies, as of June 30, 2023 for Messrs. Murata and Mittal and as of August 31, 2023 for Ms. Bui (i) the number of other registered investment companies, pooled investment vehicles and other accounts managed by each portfolio manager (exclusive of the Fund); and (ii) the total assets of such other companies, vehicles and accounts, and the number and total assets of such companies, vehicles and accounts with respect to which the management fee is based on performance. The information includes amounts managed by a team, committee, or other group that includes the portfolio managers.

Portfolio Manager	Total Number of Other Accounts	Total Assets of All Other Accounts (in $ Millions)	Number of Other Accounts Paying a Performance Fee	Total Assets of Other Accounts Paying a Performance Fee (in $ Millions)
Alfred T. Murata
Registered Investment Companies	21	$168,029.86	0	$0.00
Other Pooled Investment Vehicles	22	$45,379.20	5	$9,569.39
Other Accounts	5	$1,014.08	0	$0.00
Mohit Mittal
Registered Investment Companies	30	$97,287.67	0	$0.00
Other Pooled Investment Vehicles	26	$36,183.15	4	$4,908.28
Other Accounts	157	$87,612.71	12	$2,975.46
Giang Bui
Registered Investment Companies	1	$226.63	0	$0.00
Other Pooled Investment Vehicles	2	$6,723.26	2	$6,723.26
Other Accounts	1	$439.57	0	$0.00

(4)	Disclosure concerning the Fund’s portfolio managers in the “Investment Manager—Securities Ownership” section of the SAI is deleted and replaced with the following:

Securities Ownership

To the best of the Fund’s knowledge, the table below shows the dollar range of shares of the Fund beneficially owned by Alfred T. Murata and Mohit Mittal as of June 30, 2023 and by Giang Bui as of August 31, 2023.

Name of Portfolio Manager	Dollar Range of Equity Securities in the Fund
Alfred T. Murata	None
Mohit Mittal	None
Giang Bui	None

Investors Should Retain This Supplement for Future Reference

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